Exhibit 12

CREDIT SUISSE FIRST BOSTON (USA), INC.

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In millions, except for ratio)

	For the Year Ended December 31,							For the Nine Months Ended September 30, 2002
	1997	1998	1999	2000		2001
Earnings:
Income (loss) before provision for income taxes	$661	$601	$954	$(1,522)		$(215)		$1,032
Add: Fixed Charges
Interest expense (gross)	4,012	4,501	4,840	8,162		10,339		4,263
Interest factor in rents	29	39	53	76		231		146

Total fixed charges	4,041	4,540	4,893	8,238		10,570		4,409

Earnings before fixed charges and provision for income taxes	$4,702	$5,141	$5,847	$6,716		$10,355		$5,441

Ratio of earnings to fixed charges	1.16	1.13	1.19	0.82	(1)	0.98	(2)	1.23

(1)                                  The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1,522 million for the year ended December 31, 2000.

(2)                                  The dollar amount of the deficiency in the ratio of earnings to fixed charges was $215 million for the year ended December 31, 2001.